                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                           GERBER CHILDRENSWEAR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   373701-10-1
              -----------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 15, 2002
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 373701-10-1                  13D                    Page 2 of 17 Pages

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Citicorp Venture Capital Ltd.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                                                                              OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        New York
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
  BENEFICIALLY                                                        9,291,570*
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                                      9,291,570*
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      9,291,570*
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          54.3%*
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

* Represents (i) 385,966 shares of Common Stock and 7,511,883 shares of Class B Common Stock beneficially owned by Citicorp Venture Capital Ltd. ("CVC") and
(ii) 213,289 shares of Common Stock and 1,180,432 shares of Class B Common Stock beneficially owned by an affiliate of CVC. All or a portion of the Class B Common Stock reported herein may be converted into Common Stock.

CUSIP No. 373701-10-1                  13D                          Page 3 of 17

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Citibank, N.A.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                                                                              OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    National Banking Association
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
  BENEFICIALLY                                                        9,291,570*
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                                      9,291,570*
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      9,291,570*
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          54.3%*
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                                                                              BK
--------------------------------------------------------------------------------

* Represents (i) 385,966 shares of Common Stock and 7,511,883 shares of Class B Common Stock beneficially owned by Citicorp Venture Capital Ltd. ("CVC") and
(ii) 213,289 shares of Common Stock and 1,180,432 shares of Class B Common Stock beneficially owned by an affiliate of CVC. All or a portion of the Class B Common Stock reported herein may be converted into Common Stock.

CUSIP No. 373701-10-1                 13D                     Page 4 of 17 Pages

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Citicorp
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                                                                              OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
  BENEFICIALLY                                                       12,245,301*
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                                     12,245,301*
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     12,245,301*
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          61.8%*
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                                                                              HC
--------------------------------------------------------------------------------

* Represents (i) 385,966 shares of Common Stock and 7,511,883 shares of Class B Common Stock beneficially owned by CVC, (ii) 213,289 shares of Common Stock and 1,180,432 shares of Class B Common Stock beneficially owned by an affiliate of CVC and (iii) 250,000 shares of Common Stock and 2,703,731 shares of Class B Common Stock beneficially owned by another affiliate of CVC, for which shares CVC disclaims beneficial ownership. All or a portion of the Class B Common Stock reported herein may be converted into Common Stock.

CUSIP No. 373701-10-1                 13D                     Page 5 of 17 Pages

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Citigroup Holdings Company
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                                                                              OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
  BENEFICIALLY                                                       12,245,301*
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                                     12,245,301*
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     12,245,301*
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          61.8%*
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                                                                              HC
--------------------------------------------------------------------------------

* Represents (i) 385,966 shares of Common Stock and 7,511,883 shares of Class B Common Stock beneficially owned by CVC, (ii) 213,289 shares of Common Stock and 1,180,432 shares of Class B Common Stock beneficially owned by an affiliate of CVC and (iii) 250,000 shares of Common Stock and 2,703,731 shares of Class B Common Stock beneficially owned by another affiliate of CVC, for which shares CVC disclaims beneficial ownership. All or a portion of the Class B Common Stock reported herein may be converted into Common Stock.

CUSIP No. 373701-10-1                 13D                     Page 6 of 17 Pages

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Citigroup Inc.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                                                                              OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
  BENEFICIALLY                                                       12,245,436*
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                                     12,245,436*
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     12,245,436*
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          61.8%*
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
                                                                              HC
--------------------------------------------------------------------------------

* Represents (i) 385,966 shares of Common Stock and 7,511,883 shares of Class B Common Stock beneficially owned by CVC, (ii) 213,289 shares of Common Stock and 1,180,432 shares of Class B Common Stock beneficially owned by an affiliate of CVC, (iii) 250,000 shares of Common Stock and 2,703,731 shares of Class B Common Stock beneficially owned by another affiliate of CVC, for which shares CVC disclaims beneficial ownership and (iv) 135 shares of Common Stock beneficially owned in fiduciary accounts by a subsidiary of Citigroup Inc. All or a portion of the Class B Common Stock reported herein may be converted into Common Stock.

                                KIRKLAND & ELLIS


                  This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

                  This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Gerber Childrenswear, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7005 Pelham Road, Greenville, South Carolina 29615.

Item 2.   Identity and Background.

                  This Statement is being jointly filed by Citicorp Venture Capital Ltd. ("CVC"), Citibank, N.A. ("Citibank"), Citicorp, Citigroup Holdings Company ("Citigroup Holdings") and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

                  (a)-(c) CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment. Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

                  Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a U.S. bank holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

                  Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of the principal business office of Citigroup is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

                  The following information with respect to each executive officer and director of CVC and Citigroup is set forth in Schedule A and B hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                  (d)-(f) During the last five years, none of the Reporting persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been

                                KIRKLAND & ELLIS


convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A and B hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Persons acquired beneficial ownership of the securities that are the subject of this filing in the ordinary course of business with working capital.

Item 4.   Purpose of Transaction.

         (a)-(b) Except as described in the next paragraph, the shares of Common Stock that are the subject of this Statement, (together with the nonvoting Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), the "Shares") were acquired by CVC and certain of its affiliates in the ordinary course of business for investment purposes.

         The Issuer entered into an Agreement and Plan of Merger dated as of May 15, 2002 (the "Merger Agreement"), by and among the Issuer, Kellwood Company, a Delaware corporation ("Parent") and Cradle, Inc., a Delaware corporation ("Purchaser"), which provides for, among other things, a tender offer by Purchaser for all of the outstanding shares of Common Stock and all of the outstanding shares of Class B Common Stock for a purchase price of $6.85 per share, net to the seller thereof in a combination of cash and validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of Parent, (the "Offer") and the subsequent merger of the Issuer with and into the Purchaser (the "Merger" and together with the Offer, the "Transaction").

         CVC and certain of its affiliates intend to dispose of their Shares in connection with the Transaction and, as a result, CVC expects that its representatives on the Issuer's board of directors (the "Board") will be removed. In furtherance of the Transaction, CVC and certain of its affiliates entered into a Voting and Tender Agreement dated as of May 15, 2002, among Parent, CVC and certain affiliates of CVC (the "Voting and Tender Agreement") pursuant to which, among other things, CVC and certain of its affiliates: (1) agreed to tender all of their Shares to Purchaser pursuant to the Offer; (2) agreed not to withdraw any of their Shares so tendered unless the Offer is terminated; and (3) agreed to vote each of their Shares in favor of the approval of the Merger Agreement and the consummation of the transactions contemplated thereby. Copies of the Merger Agreement and the Voting and Tender Agreement are attached as exhibits.

         (c)  Not applicable.

         (d) The Merger Agreement provides that the Issuer will use its reasonable best efforts to, upon request by the Purchaser, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable the Parent and the Purchaser to designate such number

                                KIRKLAND & ELLIS

of directors to the Board as will give the Purchaser representation on the Board equal to the product of (i) the number of directors on the Board multiplied by
(ii) the percentage that the number of Shares paid for by the Purchaser pursuant to the Offer (including the number of shares of Common Stock received by the Purchaser upon the conversion of the Class B Common Stock, if any), bears to the total number of then outstanding shares of Common Stock.

         (e)  Not applicable.

         (f)  Not applicable.

         (g) Pursuant to the Merger Agreement, the Issuer's charter and bylaws will be the charter and bylaws of the surviving corporation of the Merger.

         (h) - (i) In connection with the Merger, the Issuer's Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j)  Not applicable.

Item 5.  Interest in Securities of the Issuer:

         (a)-(b) As of the date hereof, the Reporting Persons may beneficially own an aggregate of 12,245,436 shares of Common Stock, including 11,396,046 shares of Class B Common Stock, all or portion of which may be converted into Common Stock, representing approximately 61.8% of the Common Stock outstanding. By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement, nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         In connection with the Transaction, CVC and certain of its affiliates intend to dispose of their Shares. In furtherance of the Transaction, CVC and certain of its affiliates entered into the Voting and Tender Agreement, pursuant to which, among other things, CVC and certain of its affiliates: (1)

                                KIRKLAND & ELLIS

agreed to tender all of their Shares to Purchaser pursuant to the Offer; (2) agreed not to withdraw any of their Shares so tendered unless the Offer is terminated; and (3) agreed to vote each of their Shares in favor of the approval of the Merger Agreement and the consummation of the transactions contemplated thereby. Copies of the Merger Agreement and the Voting and Tender Agreement are attached as exhibits.

Item 7.  Material to be Filed as Exhibits.

         1. Joint Filing Agreement, dated as of May 22, 2002, by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

         2. Agreement and Plan of Merger, dated as of May 15, 2002, by and among Gerber Childrenswear, Inc., Kellwood Company and Cradle, Inc.

         3. Voting and Tender Agreement, dated as of May 15, 2002, by and among Kellwood Company, CVC, CCT Partners III L.P. and Citicorp Mezzanine Partners, L.P.

                                KIRKLAND & ELLIS


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2002

                                      CITICORP VENTURE CAPITAL LTD.


                                      By:   /s/ Darryl A. Johnson
                                         ------------------------------------
                                               Name: Darryl A. Johnson
                                               Title: Assistant Vice President

                                      CITIBANK, N.A.


                                      By:   /s/ Joseph B. Wollard
                                         ------------------------------------
                                               Name: Joseph B. Wollard
                                               Title:   Assistant Secretary

                                                CITICORP

                                      By:   /s/ Joseph B. Wollard
                                         ------------------------------------
                                               Name: Joseph B. Wollard
                                               Title:   Assistant Secretary

                                      CITIGROUP HOLDINGS COMPANY


                                      By:    /s/ Joseph B. Wollard
                                         -------------------------------------
                                               Name: Joseph B. Wollard
                                               Title:   Assistant Secretary

                                      CITIGROUP INC.


                                      By:   /s/ Joseph B. Wollard
                                         ------------------------------------
                                               Name: Joseph B. Wollard
                                               Title:   Assistant Secretary

                                KIRKLAND & ELLIS

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                          Citicorp Venture Capital Ltd.

                  The names of the directors and the names and title of the executive officers of Citicorp Venture Capital Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.


Name Title and Citizenship                        Principal Occupation and Business Address
--------------------------                        -----------------------------------------
Michael T. Bradley                                Vice President
William T. Comfort                                Senior Vice President and Director
Lauren M. Connelly                                Vice President & Secretary
Charles E. Corpening                              Vice President
Michael A. Delaney                                Vice President
Michael S. Gollner                                Vice President
Ann M. Goodbody                                   Director
Ian D. Highet                                     Vice President
David Y. Howe                                     Vice President
Darryl A. Johnson                                 Assistant Vice President
Byron L. Knief                                    Vice President
Richard E. Mayberry                               Vice President
Thomas F. McWilliams                              Vice President
Anthony P. Mirra                                  Vice President and Assistant Secretary
Paul C. Schorr                                    Vice President
Joseph M. Silvestri                               Vice President
David F. Thomas                                   Vice President and Director
James A. Urry                                     Vice President
John D. Weber                                     Vice President

                                KIRKLAND & ELLIS

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.

                  The names of the directors and the names and title of the executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship                        Principal Occupation and Business Address
--------------------------                        -----------------------------------------
C. Michael Armstrong                              Chairman & Chief Executive Officer
Director                                          AT&T Corp.
                                                  295 North Maple Avenue
                                                  Basking Ridge, New Jersey 07920

Alain J.P. Belda                                  President & Chief Operations Officer
Director (Brazil)                                 ALCOA Inc.
                                                  390 Park Avenue
                                                  New York, New York 10022

George David                                      Chairman & Chief Executive Officer
Director                                          United Technologies Corporation
                                                  1 Financial Plaza
                                                  Hartford, Connecticut  06101

Kenneth T. Derr                                   Chairman of the Board, Retired
Director                                          Chevron Corporation
                                                  575 Market Street
                                                  San Francisco, California 94105

John M. Deutch                                    Institute Professor
Director                                          Massachusetts Institute of Technology
                                                  77 Massachusetts Avenue, Room 6-208
                                                  Cambridge, Massachusetts 02139

Alfredo Harp                                      Banamex
Director (Mexico)                                 Isabel la Catolica No. 44
                                                  Col. Centro 06089
                                                  Mexico City, Mexico

Robert O. Hernandez                               Banamex
Director (Mexico)                                 Actuario Roberto Medellin No. 800
                                                  Col. Santa Fe 01210
                                                  Mexico City, Mexico

Ann Dibble Jordan                                 Consultant
Director                                          2904 Benton Place, NW
                                                  Washington, DC  20008


                                KIRKLAND & ELLIS

Reuben Mark                                       Chairman & Chief Executive Officer
Director                                          Colgate-Palmolive Company
                                                  300 Park Avenue
                                                  New York, New York 10022-7499

Michael T. Masin                                  Vice Chairman & President
Director                                          Verizon Communications Inc.
                                                  1095 Avenue of the Americas
                                                  New York, New York 10036

Dudley C. Mecum                                   Managing Director
Director                                          Capricorn Holdings
                                                  30 East Elm Street
                                                  Greenwich, Connecticut 06830

Richard D. Parsons                                Co-Chief Operating Officer
Director                                          AOL-Time Warner, Inc.
                                                  75 Rockefeller Plaza, 29th Floor
                                                  New York, New York 10019

Andrall E. Pearson                                Founding Chairman
Director                                          Tricon Global Restaurants, Inc.
                                                  660 Steamboat Road
                                                  Greenwich, Connecticut 06830

Robert Rubin                                      Member of the Office of Chairman
Director & Executive Officer                      Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043

Franklin A. Thomas                                Former President
Director                                          The Ford Foundation
                                                  595 Madison Avenue, 33rd Floor
                                                  New York, New York 10022

Sanford I. Weill                                  Chairman & Chief Executive Officer
Director & Executive Officer                      Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043

Arthur Zankel                                     General Partner
Director                                          Zankel Capital Advisors, LLC
                                                  535 Madison Avenue
                                                  New York, New York 10022

The Honorable Gerald R. Ford                      Former President of the United States
Honorary Director                                 Post Office Box 927
                                                  Rancho Mirage, California 92270

Winfried F.W. Bischoff                            Chairman - Citigroup Europe
Executive Officer (Germany and U.K.)              399 Park Avenue
                                                  New York, New York 10043

                                KIRKLAND & ELLIS


Michael A. Carpenter                              Chief Executive Officer
Executive Officer                                 Corporate and Investment Bank
                                                  Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043
Thomas W. Jones                                   Chairman and Chief Executive Officer
Executive Officer                                 Global Investment Management and
                                                  Private Banking Group
                                                  Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043
Deryck C. Maughan                                 Vice Chairman
Executive Officer                                 Citigroup Inc.
(U.K.)                                            399 Park Avenue
                                                  New York, New York 10043
Victor J. Menezes                                 Chairman and Chief Executive Officer
Executive Officer                                 Citibank, N.A.
                                                  399 Park Avenue
                                                  New York, New York 10043
Charles O. Prince, III                            Chief Operating Officer & Corporate Secretary
Executive Officer                                 Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043
William R. Rhodes                                 Senior Vice Chairman
Executive Officer                                 Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043
Todd S. Thomson                                   Chief Financial Officer & Head of Global Investments
Executive Officer                                 Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043
Robert B. Willumstad                              President
Executive Officer                                 Citigroup Inc.
                                                  399 Park Avenue
                                                  New York, New York 10043



                                KIRKLAND & ELLIS


                                  EXHIBIT INDEX

Exhibit No.       Document
-----------       --------
1.                Joint Filing Agreement, dated as of May 22, 2002, by and among CVC, Citibank, Citicorp,
                  Citigroup Holdings and Citigroup.

2. Agreement and Plan of Merger, dated as of May 15, 2002, by and among Gerber Childrenswear, Inc., Kellwood Company and Cradle,
                  Inc. Incorporated by reference from Exhibit 2.1 of the Current
                  Report on Form 8-K for Kellwood Company filed on May 15, 2002 with the Securities and Exchange Commission.

3. Voting and Tender Agreement, dated as of May 15, 2002, by and among Kellwood Company, CVC, CCT Partners III L.P. and
                  Citicorp Mezzanine Partners, L.P. Incorporated by reference from Exhibit 2.2 of the Current Report on Form 8-K for
                  Kellwood Company filed on May 15, 2002 with the Securities and
                  Exchange Commission.